ATTORNEYS AT LAW
Campbell Mithun Tower
July 20, 2006	222 South Ninth Street
Suite 3100
Minneapolis, MN 55402
Christian Windsor
Isa Farhat	T 612-333-3434
Kevin Vaughn	F 612-334-8888
Kathryn McHale	www.hinshawlaw.com
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:         CS Financing Corporation
Registration Statement on Form S-1
File No. 333-129919

Dear Mr. Windsor:

Please consider this the response of CS Financing Corporation to your December 19, 2005 correspondence regarding the above referenced S-1.  I have restated your comment with the response in italics.

General

1.                                       It would appear that CS Financing is acting as a conduit for the funds raised by the sale of the notes to Hennessy.  Therefore, Hennessy appears to be a co-registrant for the notes. Please refer to Rule 140 and revise or provide a detailed legal analysis as to why Hennessy should not be a co registrant.

Response:  CS Financing is not a conduit for Hennessey.  Hennessey is merely CS Financing’s first lending customer. CS Financing has had discussions with numerous other parties regarding placing loans.  In addition, CS Financing does not intend to purchase securities of, or from, Hennessy.  See the “Hennessey Loan Agreement” attached as Exhibit 10.1 to Amendment No. 1 to Form S-1.  Moreover, CS Financing is not obligated to loan money to Hennessey or finance all of Hennessey’s mezzanine loan transactions. Hennessey has numerous other financing sources.

2.                                       Please make every attempt to include all exhibits, including the legality opinion, in your next filing.  They are subject to review and the staff needs time to examine them.

Response: See Exhibits to Amendment No. 2 to Form S-1.

Arizona    California    Florida    Illinois    Indiana    Massachusetts    Minnesota    Missouri    New York    Oregon    Rhode Island    Wisconsin

3.                                       Please revise any section where you have stated “the summary is not complete” to provide a complete summary (for examples, see: Investment Strategy; Hennessey Loan, page 18; Description of 5 Year Notes, page 28).

Response:  See Amendment No. 2 to Form S-1.

4.                                       Please provide us with your complete and fulsome analysis of Staff Accounting Bulletin Topic 1:I.  Revise your filing as necessary based on that analysis.

Response:  Topic 1:I is not currently applicable to the Company, but will be addressed when applicable.

5.                                       On page 28 you refer to “properly completed investment documentation.”  Please provide the staff with copies of all documentation that an investor will have to execute or otherwise provide in order to invest in the notes.  Also, please provide the staff with copies of all marketing materials.

Response:  To date, no marketing materials or investment documentation have been created.  This may change if CSF retains a selling agent or underwriter.

6.                                       Provide the staff, with a view towards further revisions to your disclosure, with a complete description of all ownership interests, debt holdings, cross ownership interests and any other economic, legal or other connections between CS Funding, its officers and directors, their affiliates, Capital Solutions Associates, Capital Solutions Management, Hennessy, Hennessy Monthly Income Fund LLP, their officers, directors, major shareholders or partners and the affiliates of any such entity.

Response: Messrs. Redpath and Bozora each own and control 50% of Capital Solutions Associates, LLC (“CSA”).  CSA is the general partner of Capital Solutions Management, LP. (“CSM”).  Along with other investors, Messrs. Redpath and Bozora are also limited partners of CSM.  CSM owns 100% of the issued and outstanding shares of CS Financing Corporation (“CSF”) and 100% of the financial membership interests of Capital Solutions Distributors, LLC (“CSD”).  Messrs Redpath and Bozora have stock options in CSF and own the voting membership interests in CSD.  CSD is the distributor for the Hennessey Financial Monthly Income Fund, LP (“HFMIF”).  HFMIF purchases notes from Hennessey Financial, LLC (“HF”) and CSF intends to lend money to HF. CSM is also the investment manager for the HFMIF and Mr. Redpath is a member and 33% member of Hennessey Financial Monthly Income Fund General Partner, LLC, which is the general partner of HFMIF.

7.                                       The staff is not able to find the information called for by Item 403 and Item 503(d) of S-K.

Response: See “Computation of Ratio of Earnings to Fixed Charges” on page 13 and “Security Ownership of Certain Beneficial Owners and Management” on page 30 of Amendment No. 2 to Form S-1.

Cover page of prospectus

8.                                       In the second paragraph, please specify that the interest rate of 10% is per annum.

Response: See cover of prospectus in Amendment No. 2 to Form S-1.

9.                                       We note your disclosure in the fifth paragraph; however please include as a separate paragraph, in bold, that you are not a bank and the Notes are not insured by the FDIC.

Response:  See cover of prospectus in Amendment No. 2 to Form S-1.

10.                                 Revise the cover page to indicate that you intend, initially at least, to lend all funds to Hennessy, a related party to your officers and directors.

Response:  See cover of prospectus in Amendment No. 2 to Form S-1.

11.                                 Revise the cover page to clarify that an investment in your debt is speculative and should only be undertaken by investors that can afford to lose their entire investment.

Response:  See cover of prospectus in Amendment No. 2 for Form S-1.

Our Company, page 1

12.                                 We were unable to locate a website for CS Financing.  If you do not have a website, please revise the first paragraph.

Response:  See “Our Company” on page 1 of Amendment No. 2 to Form S-1. The CSF website, which is currently under construction, is located at www.csfinco.com.

13.                                 Currently, you define mezzanine financing as loans that are “sandwiched between the senior debt and owners’ equity.”  Please elaborate on this definition to more clearly articulate the product.

Response:  See “Our Company” on page 1 of Amendment No. 2 to Form S-1.

The Offering, page 1

14.                                 Please include a heading for “Redemption by the You/Investor” which addresses the ability, if any, of investors to redeem their notes prior to full maturity.  Please include any penalties that may apply.

Response:  See “The Offering” on page 1 of Amendment No. 2 to Form S-1.

Risk Factors, page 4

General

15.                                 In the first paragraph of this section, you state the “Notes are subject to a number of risks, including but not limited to those described below.”  Please revise the preamble to clarify that you have discussed all risks that management believes may be material and remove the reference to other risks.

Response:  See “Risk Factors” beginning on page 5 of Amendment No. 2 to Form S-1.

16.                                 Some of your risk factors (and even risk factor captions) contain language like “we cannot assure you” or guarantee a result when the real risk is not your inability to give assurance, but the underlying situation.  Please revise to eliminate such language.

Response:  See “Risk Factors” beginning on page 5 of Amendment No. 2 to Form S-1.

17.                                 Virtually all of the headings for your risk factors merely state a fact and do not describe a risk from the perspective of an investor in your notes.  For example, the first risk factor’s heading is “Limited or No Operating History.”  It is not clear why this is a risk, presumably because an investor will not be able to evaluate your ability to generate sufficient cash flows to cover your principle and interest payments.  Revise all the headings in the Risk Factors section so that they adequately describe the nature of the risk that is discussed in the following risk factor.

Response: See “Risk Factors” beginning on page 5 of Amendment No. 2 to Form S-1.

We are controlled by one shareholder, page 6

18.                                 Please specify the titles of Messrs. Redpath and Bozora in the last sentence of this risk factor to make it clear that they are executive officers of CS Financing.

Response: See “Risk Factors, Conflicts of Interest may reduce our profitability and our ability to repay the 5 Year Notes” on page 7 of Amendment No. 2 to Form S-1.

Lack of Insurance, page 7

19.                                 In this risk factor you claim that you “are requiring Hennessey to provide [you] with title insurance” but then discuss the risk if “Hennessey fails to provide insurance or if [you] do not require such insurance…”.  Please reconcile this disclosure to clarify whether you will require insurance or not.

Response: See “Risk Factors, Lack of insurance will increase the risk that we may suffer a loss and be unable to repay all or a portion of the 5 Year Notes.” on page 9 of Amendment No. 2 to Form S-1.

Reliance on Key Personnel, page 8

20.                                 Revise this risk factor to clarify which employees you rely upon and what agreements or other business would terminate in the event that the employee no longer is employed by CS Financing.  You refer to Hennessy and your reliance upon that company, but it is not clear how that reliance is reflected in the heading or the rest of this risk factor.

Response: See “Risk Factors, The loss of key personnel will impair our ability to repay the 5 Year Notes” on page 10 of Amendment No. 2 to Form S-1.

Business, page 12

21.                                 Your disclosure on page 9 indicates that you “may lend money to…borrowers that are either unable or unwilling to obtain financing from traditional sources”.  Please revise this section to elaborate on this practice and more clearly disclose the likelihood of lending to credit-impaired borrowers.  To the extent possible, disclose the ranges of credit quality of the borrowers that you expect to lend to.  Highlight the extent to which that quality would be below investment grade or sub-prime.  Update this disclosure in your future filings as well to discuss the credit quality of your actual lending as it occurs.

Response: See “Business” beginning on page 15 of Amendment No. 2 to Form S-1.

22.                                 In this section and throughout the document, avoid phrases like “in our experience.”  As you note in the first risk factor, your company does not have an operating history.  Instead, clarify whose experience you are relying upon to make these statements.

Response: See “Business” beginning on page 15 of Amendment No. 2 to Form S-1.

Financing a Land Development Project, page 13

23.                                 Revise this section to discuss the risks inherent in your plan to defer principal repayments until the senior lender has been repaid.  These would include greater exposure to the overall success of the project as your loans become a greater percentage of the financing.

Response: See “Business, Financing a land development project” on page 16 of Amendment No. 2 to Form S-1.

Market Overview, page 14

24.                                 Revise this section to discuss why you have selected the market areas that you have discussed.  Please further discuss CS Financing’s and Hennessy’s experience in making loans in these markets and to the developers in these markets.

Response: See “Market Overview” beginning on page 17 of Amendment No. 2 to Form S-1.

Economic Considerations, page 16

25.                                 Please elaborate on the “diverse loan types” you intend to offer, as described in this section.

Response:  See “Economic Consideration and Trends” on page 19 of Amendment No. 2 to Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

26.                                 Please revise your current disclosure to address the requirements of Item 303 of Regulation to include a discussion of liquidity, capital resources, and results of operations, off-balance sheet arrangements, and contractual obligations.

Response: See” Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 20 of Amendment No. 2 to Form S-1.

27.                                 Revise your disclosure to provide your business plan for deploying funds raised from the sale of notes.  In particular, since you do not have any appreciable assets other than the proceeds from the sale of the notes, how will you be able to make interest payments?  Do you have agreements with Hennessy to finance any particular projects?  If so, what is your initial commitment?  The investor must be able to understand your ability to service your principal and interest payment obligations.  Consider revising your disclosure in the Risk Factor section based upon your response to this comment.

Response: See” Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 20 of Amendment No. 2 to Form S-1 and “Risk Factors, Our lack of a significant line of credit could affect our liquidity and ability to repay the 5 Year Note” on page 6 of Amendment No. 2 to Form S-1.

Overview, page 17

28.                                 In the penultimate sentence of this section, please clarify to whom the loans will be made that Hennessey will guarantee.  Does this refer to a guarantee for loans to Hennessy affiliates?

Response: See “Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview” on page 20 of Amendment No. 2 to Form S-1.

Investment Strategy; Hennessey Loan, page 18

29.                                 In the last sentence of this section, you state the “summary is not complete.”  Please provide a complete summary of all material terms.

Response: See “Management’s Discussion and Analysis of Financial Condition and Results of Operations, Investment Strategy, Hennessey Loan” beginning on page 20 of Amendment No. 2 to Form S-1.

Description of Hennessey’s Management, page 23

Advisory Board, page 23

30.                                 Please revise this section to incorporate the service this Board will provide to CS Financing.

Response: See “Description of Hennessey’s Management, Advisory Board” on page 26 of Amendment No. 2 to Form S-1.

Potential Conflicts of Interest, page 25

31.                                 Revise this section to include all the information required by Item 404 of Regulation S-K.

Response: See “Potential Conflicts on Interest” on page 28 of Amendment No. 2 to Form S-1.

Description of the 5 Year Notes, page 28

32.                                 While you can refer the reader to the indenture, the summary included in the registration statement must be complete and include all material information.  Remove your reference to the “summary is not complete” and ensure that all necessary information is included in this section.

Response: See “Description of the 5 Year Notes” on page 31 of Amendment No. 2 to Form S-1.

Events of Default, page 30

33.                                 Revise this section to clarify what you mean by “so long as the Senior Debt has not matured by lapse of time, acceleration or otherwise.”  Also, please advise the staff as to the authority that would extinguish your requirement to pay principle and interest owed on the notes in the event that the above referenced events have occurred for your senior debt.

Response: See “Description of the 5 Year Notes, Events of Default” on page 33 of Amendment No. 2 to Form S-1.

34.                                 Revise your disclosure to describe the “certain limitations” on the right of the trustee…to obtain payment.”

Response: See “Description of the 5 Year Notes, Events of Default” on page 33 of Amendment No. 2 to Form S-1.

Where you can find further information, page 32

35.                                 Please update the SEC’s address.  We have moved to 100 F Street, NE, Washington, D.C. 20549.

Response: See “Where You Can Find More Information” on page 35 of Amendment No. 2 to Form S-1.

Management

Bonus Compensation of Officers and Directors – Stock Options, page 27

36.                                 Please revise to clearly disclose how you expect to account for your non statutory stock option plan.  Clearly disclose how you valued these instruments.  Revise to quantify the impact of any compensation expense that will be triggered by your registration statement.

Response: See “Stock Based Compensation” on page F-9 of Amendment No. 2 to Form S-1.

Financial Statements

Statement of Cash Flows, page F-6

37.                                 Please revise your Statement of Cash Flows to more clearly reflect your accounting for the debt placement costs, loan origination costs, components of stockholders’ equity, and net loss.

Response: See “Statement of Cash Flows” on page F-6 of Amendment No. 2 to Form S-1.

Note 1 – Summary of Significant Accounting Policies

Income Taxes, page F-8

38.                                 Please revise to address the disclosure requirements of SFAS 109, in particular related to your deferred tax assets and any related valuation allowance.  Revise to provide a roll forward of your deferred tax valuation allowance and continue this disclosure in future filings.

Response: See “Income Taxes” on page F-11 of Amendment No. 2 to Form S-1.

Recent Accounting Pronouncement, page F-8

39.                                 Please revise to disclose when you expect to adopt SFAS 123R and explain its impact on your financial statements.

Response: See “Recent Accounting Pronouncement” on page F-10 of Amendment No. 2 to Form S-1.

Very truly yours,

HINSHAW & CULBERTSON LLP

/s/ Todd A. Duckson

Todd A. Duckson
Direct 612-334-2630
tduckson@hinshawlaw.com